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                                                                 EXHIBIT (a)(14)

                     AMENDMENT NO. 9 TO TRUST INSTRUMENT OF
                                 ING FUNDS TRUST

              ABOLITION OF SERIES OF SHARES OF BENEFICIAL INTEREST

                           EFFECTIVE: AUGUST 25, 2003

         THIS AMENDMENT NO. 9 TO THE TRUST INSTRUMENT OF ING FUNDS TRUST, a Delaware business trust (the "Trust"), dated July 30, 1998 (the "Trust Instrument"), as amended, reflects resolutions adopted by the Board of Trustees on August 21, 2003, with respect to ING National Tax-Exempt Money Market Fund, a series of the Trust (the "Fund"), acting pursuant to Section 2.6 and Section
11.4 of the Trust Instrument of the Trust. The resolutions serve to abolish the Fund, and the establishment and designation thereof, there being no shares of such series outstanding at the time of its abolition.